Exhibit 99.1

Cawley, Gillespie & Associates, Inc.

petroleum consultants

6500 RIVER PLACE BLVD., BLDG 3 SUITE 200	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78730-1111	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

December 7, 2023

Mr. Kirk D. Tholen

Alliance Royalty, LLC

1717 South Boulder, Ste 400

Tulsa, OK 74119

Re:	Audit Summary
Alliance Royalty, LLC Interests
Various Oil & Gas Properties in MS, MT,
ND, NM, OH, OK, PA, TX and WV
As of December 31, 2023

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Dear Mr. Tholen:

As requested, this letter was prepared on December 7, 2023 for Alliance Royalty, LLC (“Alliance”) for the purpose of submitting our audit of your total proved reserves and forecasts of economics attributable to the above-captioned interests. We audited 100% of Alliance reserves, which are made up of certain Anadarko, Appalachia, Permian, TMS, and Williston Basin oil and gas properties located in the following states: Mississippi, Montana, North Dakota, New Mexico, Ohio, Oklahoma, Pennsylvania, Texas and West Virginia. This audit, effective December 31, 2023 and completed December 7, 2023, was prepared for the purpose of public disclosure by Alliance Royalty, LLC in filings made with the U.S. Securities and Exchange Commission (“SEC”) in accordance with the disclosure requirements set forth in SEC regulations. This evaluation was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC). A composite summary of the values prepared by Alliance by reserve category is presented below:

		Proved	Proved
		Developed	Developed	Proved	Total
		Producing	Non-Prod	Undeveloped	Proved
Net Reserves
Oil	- Mbbl	6,675.8	813.1	1,544.3	9,033.1
Gas	- MMcf	40,331.2	2,835.7	5,453.8	48,620.8
NGL	- Mbbl	4,850.5	425.6	828.9	6,105.0
MBOE/6	- Mbbl	18,248.2	1,711.3	3,282.2	23,241.6
Future Revenue
Oil	- M$	517,959.9	63,233.6	119,869.3	701,062.8
Gas	- M$	63,353.4	4,130.0	7,782.8	75,266.2
NGL	- M$	109,681.1	9,305.7	19,145.0	138,131.8
Severance Taxes	- M$	40,125.0	4,525.6	8,540.8	53,191.4
Ad Valorem Taxes	- M$	12,380.1	1,434.4	2,501.5	16,315.9
Operating Expenses	- M$	0.0	0.0	0.0	0.0
Future Development Costs	- M$	0.0	0.0	0.0	0.0
Abandonment Costs	- M$	0.0	0.0	0.0	0.0
Net Operating Income	- M$	638,489.6	70,709.3	135,754.8	844,953.6
Discounted @ 10%	- M$	310,942.0	42,880.9	82,812.1	436,635.0
(Present Worth)

Alliance Royalty, LLC Interests

December 7, 2023

Proved Developed (“PD”) reserves are the summation of the Proved Developed Producing (“PDP”) and Proved Developed Non-Producing (“PDNP”) reserve estimates. Proved Developed reserves were estimated at 7,488.9 Mbbl oil, 43,166.9 MMcf gas and 5,276.1 Mbbl NGLs (or 19,959.5 MBOE/6). Of the Proved Developed reserves, 18,248.2 MBOE/6 were attributed to producing zones in existing wells and 1,711.3 MBOE/6 were attributed to zones in existing wells not producing.

Future revenue was calculated prior to deducting state production taxes and ad valorem taxes. Future net cash flow (net operating income) was calculated after deducting these taxes, future capital costs and operating expenses, but before federal income taxes. Future net cash flow has been discounted at an annual rate of ten (10) percent, in accordance with SEC guidelines, to determine its “present worth”. Present worth indicates the time value of money and should not be construed to represent an estimate of the fair market value of the properties by Cawley, Gillespie & Associates, Inc. (“CG&A”).

The oil reserves include oil and condensate. Oil and natural gas liquid (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. BOE (barrels of oil equivalent) is expressed as oil and NGL volumes in barrels plus gas volumes in Mcf divided by six (6) to convert to barrels.

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for December 31, 2023 were $78.21 per bbl and $2.637 per MMBtu respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of each first-day-of-the-month price within the 12-month period prior to the end of the reporting period. The base oil/NGL price is based upon WTI-Cushing spot prices (London Stock Exchange Group) during 2023 and the base gas price is based upon Henry Hub spot prices (Platts Gas Daily) during 2023.

Adjustments to prices were applied based upon calculations derived from regional averages or provided by Alliance. Oil price differentials may include adjustments for basis differential, transportation and/or crude quality corrections. Gas price differentials include adjustments for basis differential and the BTU heating value of the gas. Gas shrinkage includes compression and processing losses, flaring and contract allocations.

After these pricing adjustments, the net realized prices over the life of the proved properties was estimated to be $77.61 per bbl for oil, $1.548 per MCF for gas and $22.63 per bbl for NGLs. All economic factors were held constant in accordance with SEC guidelines.

Expenses, Taxes and Investments

Ownership was accepted as furnished and has not been independently confirmed. CG&A performed a detailed audit of oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and future development costs as calculated and prepared by Alliance, and confirmed all commercial parameters appear to be reasonable and appropriate for this evaluation. Although LOE and future development costs are not paid by the mineral owner, they were applied in this evaluation to assist in proper economic limit determinations. All economic parameters, including lease operating expenses and future development costs, were held constant (not escalated) throughout the life of these properties.

Reserve Estimation Methods

The methods employed in estimating reserves are industry standards and appropriate for this analysis. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. Monthly production data from the various state commission web sites and other public data outlets were used in this evaluation, with data typically updated through October 2023.

Alliance Royalty, LLC Interests

December 7, 2023

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and undeveloped reserves for Alliance’s properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

New drills on the Alliance acreage include planned (AFE’d) drills, wells currently drilling, and/or permitted wells. For each new drill, a reserve category of PDNP or Proved Undeveloped (“PUD”) was assigned based upon the proximity to production and geologic control. Reserves for each location were assigned based on regional type curve analysis and audited based on offset analogy to production, with preference given to modern completions.

The drill schedules for each basin were determined based on spud and completion rates, well status, and well reserve category. First, known completed locations were developed in chronological order based on state filings or publicly sourced completion data. The development schedule for these locations begins before the effective date of this report to more appropriately estimate the turn-in-line rate of these locations due to production data lag. Second, spud locations with unknown completion status were scheduled based on the historical spud to completion time within each basin. Third, permitted locations, without development data, were scheduled in chronological order by filing date. The drill schedules applied for each basin were found to be reasonable and appropriate for the purposes of this report.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This audit includes 644 commercial proved undeveloped locations, targeting various productive reservoir in New Mexico, North Dakota, Oklahoma, and Texas. Each of these drilling locations proposed as part of Alliance’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, the operators of these drills have indicated they have reasonably certain intent to complete this development plan within the next five (5) years. Furthermore, Alliance and the other operators have demonstrated through their actions that they have the proper company staffing, financial backing and prior development success to ensure this development plan will be fully executed.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor

Alliance Royalty, LLC Interests

December 7, 2023

considered. The cost of plugging and the salvage value of equipment at abandonment have not been included in this evaluation.

Conclusion

It should be understood that our audit and the development of our reserves forecasts do not constitute a complete reserve study of the oil and gas properties of Alliance. Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.

Please be advised that, based upon the foregoing, in our opinion the above-described estimates of Alliance’s Total Proved reserves and discounted cash flows are, in the aggregate and independently, reasonable within (+/-) 10%. Also, these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers and as mandated by the SEC.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Alliance Royalty, LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

Cawley, Gillespie & Associates, Inc.
Texas Registered Engineering Firm F-693
W. Todd Brooker, P. E. President